Exhibit 99.1

                FINANCIAL FEDERAL CORPORATION REPORTS
                 11% INCREASE IN SECOND QUARTER EPS


   *  Record Diluted EPS - $0.51 (11% increase)
   *  Net Income - $12.6 million (2% increase)
   *  Loss Ratio - 0.13% (annualized)


NEW YORK, NY:  March 3, 2008 - Financial Federal Corporation (NYSE:
FIF) today announced results for its second quarter ended January 31, 2008. Net income for the quarter increased 2% to $12.6 million from $12.4 million in the second quarter of fiscal 2007 due to the net effects of lower short-term market interest rates. Diluted earnings per share increased by 11% to $0.51 from $0.46. Finance receivables originated during the quarter were $225 million compared to $284 million in the second quarter of fiscal 2007.

For the first six months of fiscal 2008 and 2007, net income was $25.3 million and $24.6 million, respectively, a 3% increase. Diluted earnings per share increased by 10% to $1.01 from $0.92. Finance receivables originated were $484 million in 2008 compared to $604 million in 2007. Finance receivables outstanding decreased to $2.07 billion at January 31, 2008 from $2.13 billion at July 31, 2007.

Paul R. Sinsheimer, CEO, commented: "Record earnings per share, 12.9% return on equity, solid asset quality and strong liquidity were outstanding accomplishments given the difficult operating environment during the second quarter. New business originations reflect slowing economic conditions. Actions taken to stimulate the economy have already reduced our funding costs and I believe will also improve business opportunities."

Steven F. Groth, CFO, remarked: "Fitch Ratings affirmed our 'BBB+' long-term debt and 'F2' commercial paper investment grade credit ratings in January 2008 with a stable outlook. We have sufficient liquidity available with over $200 million of unused committed credit facilities and our leverage decreased to 4.1x."


Asset Quality
Asset quality has been declining but remained favorable in the second quarter of fiscal 2008:
   * Net charge-offs were $0.7 million or 0.13% (annualized) of average finance receivables compared to $0.4 million or 0.07% for the quarter ended October 31, 2007 and net recoveries of $0.1 million or (0.02)% for the quarter ended January 31, 2007.
   * Non-performing assets were 1.82% of total finance receivables at January 31, 2008 compared to 1.32% at October 31, 2007 and 0.76% at January 31, 2007.
   * Delinquent receivables (60 days or more past due) were 1.22% of total receivables at January 31, 2008 compared to 0.73% at October 31, 2007 and 0.40% at January 31, 2007.

Net charge-offs were $1.1 million or 0.10% (annualized) of average finance receivables for the first six months of fiscal 2008 compared to net recoveries of $48,000 or (0.01)% for the first six months of fiscal 2007.

Other Financial Highlights
   * Net interest margin increased to 5.34% in the second quarter from 5.09% in the second quarter of fiscal 2007 because the yield on finance receivables increased slightly to 9.23% from 9.17% and our cost of debt decreased to 5.00% from 5.36%.
   * The provision for credit losses was $0.8 million compared to no provision recorded in the second quarter of fiscal 2007 because we increased the allowance for credit losses.
   * Salaries and other expenses increased by 12% to $6.9 million in the second quarter from $6.1 million in the second quarter of fiscal 2007 mostly because of higher non-performing asset costs. The efficiency ratios were 24.3% and 23.3% and the expense ratios were 1.30% and 1.19%.
   * Return on equity improved to 12.9% in the second quarter from 12.0% in the second quarter of fiscal 2007 because we repurchased $71.7 million of our common stock in the last four fiscal quarters.


Conference Call
The Company will host a conference call March 4, 2008 at 11:00 a.m.
(ET) to discuss its second quarter results. The call can be listened to on the Company's website www.financialfederal.com (click on Investor Relations).


About Financial Federal
Financial Federal Corporation is an independent financial services company specializing in financing construction, road transportation and refuse equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. Please visit www.financialfederal.com for more information.


This press release contains certain "forward-looking" statements concerning the Company's expectations. Actual results could differ materially from those contained in the forward-looking statements because they involve risks, uncertainties and assumptions. Information about risk factors that could cause actual results to differ materially is included in the Company's Annual Report on Form 10-K for the year ended July 31, 2007. Risk factors include (i) an economic slowdown (ii) the inability to collect finance receivables and the sufficiency of the allowance for credit losses (iii) the inability to obtain capital or maintain liquidity (iv) rising short-term market interest rates and adverse changes in the yield curve
(v) increased competition (vi) the inability to retain key employees and (vii) adverse conditions in the construction and road transportation industries. The Company is not obligated to update or revise forward-looking statements for subsequent events or circumstances.


CONTACT:  Steven F. Groth, Chief Financial Officer
          (212) 599-8000


               CONSOLIDATED UNAUDITED INCOME STATEMENTS
               (In thousands, except per share amounts)

=====================================================================
                             Three months ended      Six months ended
                                    January 31,           January 31,
---------------------------------------------------------------------
                                 2008      2007        2008      2007
=====================================================================
Finance income                $48,708   $47,383     $98,304   $94,313
Interest expense               20,527    21,073      42,608    41,965
---------------------------------------------------------------------
Net finance income before
  provision for credit losses
  on finance receivables       28,181    26,310      55,696    52,348
Provision for credit losses
  on finance receivables          800         -       1,200         -
---------------------------------------------------------------------
   Net finance income          27,381    26,310      54,496    52,348
Salaries and other expenses     6,852     6,142      13,361    12,251
---------------------------------------------------------------------
   Income before income taxes  20,529    20,168      41,135    40,097
Provision for income taxes      7,945     7,773      15,885    15,472
---------------------------------------------------------------------
     NET INCOME               $12,584   $12,395     $25,250   $24,625
=====================================================================

Earnings per common share:
     Diluted                    $0.51     $0.46       $1.01     $0.92
     Basic                      $0.52     $0.47       $1.03     $0.94
=====================================================================

Number of shares used:
     Diluted                   24,718    26,902      25,074    26,828
     Basic                     24,338    26,289      24,510    26,242
=====================================================================


             CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS
                              (In thousands)

=====================================================================
                               January 31,     July 31,   January 31,
                                      2008         2007          2007
=====================================================================
ASSETS
Finance receivables             $2,072,791   $2,128,353    $2,050,948
Allowance for credit losses        (24,133)     (23,992)      (24,148)
---------------------------------------------------------------------
   Finance receivables - net     2,048,658    2,104,361     2,026,800
Cash                                 6,073        5,861         5,293
Other assets                        11,890        9,852        10,228
---------------------------------------------------------------------
TOTAL ASSETS                    $2,066,621   $2,120,074    $2,042,321
=====================================================================

LIABILITIES
Debt                            $1,609,000   $1,660,600    $1,550,368
Accrued interest, taxes and
  other liabilities                 66,455       71,721        76,547
---------------------------------------------------------------------
   Total liabilities             1,675,455    1,732,321     1,626,915

STOCKHOLDERS' EQUITY               391,166      387,753       415,406
---------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY    $2,066,621   $2,120,074    $2,042,321
=====================================================================